SECURIT  SSION

13031562

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ANNUAL ~~AUDITED~~ REPORT
FORM ~~X-17A-5~~
PART ~~III~~

SEC FILE NUMBER
~~8-67217~~ 8-17289

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/12 (MM/DD/YY) AND ENDING 01/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Mahler & Emerson Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue
(No. And Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Herbert W. Mahler (212) 702-6608
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Schenker & Rosenblatt, LLC
(Name - *if individual state last, first, middle name)*

One University Plaza, Suite 311	Hackensack	NJ	07601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Herbert W. Mahler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mahler & Emerson Inc., as of January 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JENNIFER BUTEAU
Notary Public - State of New York
NO. 01BU6190734
Qualified in New York County
My Commission Expires 7-28-2014

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAHLER & EMERSON INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JANUARY 31, 2013

SCHENKER & ROSENBLATT, LLC
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS


SCHENKER
&
ROSENBLATT
L.L.C.
Certified
Public
Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' of:
Mahler & Emerson Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Mahler & Emerson Inc. as of January 31, 2013 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Mahler & Emerson Inc. as of January 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Schenker & Rosenblatt, L.L.C.

Hackensack, NJ
March 25, 2013

Schenker & Rosenblatt, LLC
Certified Public Accountants

ONE UNIVERSITY PLAZA, SUITE 311 • HACKENSACK, NJ 07601
TELEPHONE (201) 525-1222 FAX (201) 525-1004
WWW.SnRCPAS.COM INFO@SnRCPAS.COM

Mahler & Emerson Inc.
Statement of Financial Condition
January 31, 2013

Assets

Cash	$	136,275
Securities owned, at fair value		119,074
Receivable from customers		27,988
Equipment at cost (less accumulated depreciation of $96)		1,632
Other assets		1,109
Total assets	$	286,078

Liabilities and Stockholders' Equity

Accounts payable and accrued expenses	$	13,051
Total liabilities		13,051
Stockholders' Equity:		
Common stock, no par value, authorized 50,000 shares, issued and outstanding 6,437 shares		413,330
Retained earnings (deficit)		(140,303)
Total stockholders' equity		273,027
Total liabilities and stockholders' equity	$	286,078

The accompanying notes are an integral part of the financial statements.

NOTE 1 – DESCRIPTION OF THE COMPANY

Mahler & Emerson (the "Company") was formed in 1972 as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in the State of New York on October 4, 1972.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:
The Company considers all cash, money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Securities Owned:
Securities owned are recorded at their estimated fair value, as described in Note 3. Investments in securities are accounted for as of the settlement date.

Equipment
Equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets.

Revenue and Expense Recognition:
All revenues are recognized as earned and when realization is reasonably assured. All expenses are recognized as incurred.

Income Taxes:
Income taxes (if any) are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due and deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. For year ended January 31, 2013, see note 7.

Estimates:
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 3 – DISCLOSURE OF FAIR VALUE MEASUREMENTS

In accordance with FASB ASC 820-10, which clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. The three levels of the fair value hierarchy under FASB ASC 820-10 are as follows:

- Level 1 – quoted prices in active markets for identical securities.
- Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments.

NOTE 3 – DISCLOSURE OF FAIR VALUE MEASUREMENTS (CONTINUED)

The following table represents the Company's valuation levels as of January 31, 2013:

	Securities Owned
Level 1 – Quoted prices	$ 119,074
Level 2 – Other significant observable inputs	-
Level 3 – Significant unobservable inputs	-
Total	$ 119,074

NOTE 4 – CLEARING ORGANIZATION

The Company is registered with FINRA as a fully disclosed broker/dealer. As of January 31, 2013, the Company has no customer accounts. The Company introduces its proprietary trading account to Brean Murray, Carret & Co., LLC, which in turn clears through Apex Clearing Corporation.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum net capital of 6-2/3% of aggregate indebtedness, as defined or $100,000, whichever is greater. At January 31, 2013, the Company had net capital of $123,415 which was $23,415 in excess of its required net capital of $100,000.

NOTE 6 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company enters into various equity transactions as an agent. The execution, settlement, and financing of those transactions can result in off-balance sheet risk of loss not reflected on the accompanying balance sheet.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions between trade date and settlement date in the event clients and other counter parties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position, and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, client and/or other counter parties (such as banks) with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

NOTE 7 – INCOME TAXES

Income tax expense consists of the following:

Current- state	$ 915
Current- city	761
Provision for income taxes	$1,676

There were no deferred income taxes as of January 31, 2013 as any amounts incurred were immaterial to the financial statements.

In accordance with the Financial Accounting Standards Board (FASB) ASC 740-10 "Accounting for Uncertainty in Income Taxes", the Company has analyzed its tax positions taken on Federal, State and City tax returns for all open tax years for the purposes of implementing ASC 740-10 and has concluded that no provision for income taxes related to uncertain tax positions taken on federal and state income tax returns for all open tax years (the current and prior three years) and has concluded that no provision for income taxes is warranted.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through March 25, 2013, the date the financial statements were issued. Based on this evaluation, no adjustments were required to the financial statements as of January 31, 2013.